Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
Income from continuing operations before income taxes	$789	$1,229	$925	$1,437	$2,087	$1,746	$1,416
Add: Fixed charges	3,038	2,279	2,404	2,565	2,213	1,668	1,552

Total earnings	$3,827	$3,508	$3,329	$4,002	$4,300	$3,414	$2,968

Interest expense	$3,036	$2,275	$2,401	$2,561	$2,210	$1,666	$1,550
Rental expense, net of income	2	4	3	4	3	2	2

Total fixed charges	3,038	2,279	2,404	2,565	2,213	1,668	1,552
Preferred stock dividends	171	121	28	31	31	23	10

Total fixed charges and preferred stock dividends	$3,209	$2,400	$2,432	$2,596	$2,244	$1,691	$1,562

Ratio of earnings to fixed charges(1)	1.26	1.54	1.38	1.56	1.94	2.05	1.91

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.19	1.46	1.37	1.54	1.92	2.02	1.90

(1)	For purposes of computing these ratios, earnings represent income from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.